BLOCK40X, INC.

1033 West 400 South

American Fork, Utah 84003

(702) 485-0110

March 25, 2025

Cicely LaMothe

Acting Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re: Block40X, Inc.

Offering Statement on Form 1-A Filed March 5, 2025

File No. 024-12577

Dear Ms. LaMothe:

On behalf of Block40X, Inc., I hereby request qualification of the above-referenced offering statement at 2:00 p.m., Eastern Time, on Friday, March 28, 2025, or as soon thereafter as is practicable.

Very truly yours,

/s/ B Joshua Hoskins

B. Joshua Hoskins

President